Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	18 November 2003	No of sheets:	1

Announcement also provided to required statutory authorities

Current report 57/2003

The Management Board of KGHM Polska Miedź S.A. announces that on 17 November 2003 an agreement was signed for the granting of a loan by the Company to Miedziowe Centrum Zdrowia S.A. (a subsidiary of KGHM Polska Miedź S.A.), in the amount of PLN 3 500 thousand, with the following conditions:
- an annual interest rate at the level of the 6-month WIBOR rate from the date of the signing of the loan agreement, payable at the end of the agreement period,
- security on the loan in the form of a mortgage on property, and
- execution through a separate notary act by MCZ S.A. based on art. 777 of the Civil Code.

The agreement shall be in force until 30 June 2004.

SUPPL

Legal basis:
(§5, section 1, point 8 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

03037438

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

03 NOV 18 AM 7:21

11/18